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EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF ANACOMP, INC.

Name	State or Country of Incorporation	Percentage of Voting Securities Owned *
Anacomp, GmbH	Germany	100%
Anacomp Limited	United Kingdom	100%
Anacomp, S.A.	France	100%
Cominformatic A.G.	Switzerland	100%

*
Directly or indirectly

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SIGNIFICANT SUBSIDIARIES OF ANACOMP, INC.